[Blacklining omitted]
SUPPLEMENT DATED FEBRUARY 13, 2004 TO
CONSENT SOLICITATION STATEMENT DATED JANUARY 22, 2004
VALENTIA TELECOMMUNICATIONS
EIRCOM FUNDING
Solicitation of Consents to Indenture Amendments Relating to the

Valentia Telecommunications (an Irish unlimited public company) €550,000,000 7.25% Notes due 2013 (the "Senior Notes")
eircom Funding
(an Irish unlimited public company)
 $250,000,000 8.25% Notes due 2013
(the "$  Senior Subordinated Notes")
 €285,000,000 8.25% Notes due 2013
(the "€  Senior Subordinated Notes")
(collectively with the $  Senior Subordinated Notes,
the "Senior Subordinated Notes")

Consent Fees:	€20 per €1,000 principal amount of Senior Notes $20 per $1,000 principal amount of $ Senior Subordinated Notes €20 per €1,000 principal amount of € Senior Subordinated Notes

        With reference to the Consent Solicitation Statement dated January 22, 2004 (the "Consent Solicitation Statement"), Valentia Telecommunications and eircom Funding hereby amend the terms of the Solicitation of Consents of Holders of the Senior Notes and the Senior Subordinated Notes (collectively, the "Notes") to the Proposed Amendments to the indentures (the "Indentures") set forth in the table below governing the Notes. Capitalised terms not defined herein have the meaning given to such terms in the Consent Solicitation Statement, as amended hereby, or in the Supplemental Indentures (as revised) referred to below. The purpose of the amendment to the Consent Solicitation Statement is to modify certain of the Proposed Amendments described in the Consent Solicitation Statement. The Expiration Date has been extended to 5:00 p.m. New York City time on February 20, 2004. The amended Proposed Amendments are described in further detail below.

        Approval of the Proposed Amendments, as supplemented and amended hereby, with respect to each Indenture requires, respectively, the Consent of Holders of a majority in outstanding principal amount of the Senior Notes and the Consent of Holders of a majority in outstanding principal amount of the Senior Subordinated Notes (the "Requisite Consents"). Execution of Supplemental Indentures (as attached hereto) is conditional upon (i) the Requisite Consents with respect to each of the Senior Notes and the Senior Subordinated Notes having been received by the Tabulation Agent and (ii) there being no laws or regulations that would, and the absence of any injunction or action that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof. In the event any of the foregoing conditions with respect to either the Senior Notes or the Senior Subordinated Notes is not satisfied, each Issuer may, in its sole discretion, allow the Solicitation with respect to such Notes to lapse or waive any of such conditions, accept all Consents validly delivered in respect of such Notes and execute the Supplemental Indenture in respect of such Notes or extend the Expiration Date or otherwise amend the terms of the Solicitation. In the event that (i) the conditions described above are satisfied or waived with respect to either the Senior Notes or the Senior Subordinated Notes, (ii) the relevant Supplemental Indenture becomes effective, and (iii) Valentia or any of its parents, including Valentia Holdings Limited ("Holdings"), completes its first Qualifying IPO (as defined in the Supplemental Indentures attached hereto as exhibits), Valentia or eircom Funding, as the case may be, will be obligated to pay to each Holder of Notes subject to such Supplemental Indenture who delivered a valid, unrevoked, Consent on or after the date of this Supplement, February 13, 2004, but on or prior to the Expiration Date (as such may be extended hereby), a one time cash payment to each such Holder (the "Consent Fee"). Although Holdings is considering an initial public offering, no decision has been made by the Board of Directors of Holdings. The timing of any such initial public offering will depend on market conditions and other factors. If a Qualifying IPO is not consummated, no Consent Fees will be paid. No interest will accrue on the Consent Fees. The Consent Fee has been increased and will now equal €20 for each €1,000 principal amount of Senior Notes, $20 for each $1,000 principal amount of $ Senior Subordinated Notes and €20 for each €1,000 principal amount of € Senior Subordinated Notes.

Outstanding Principal Amount	Description of Securities	Issuer	ISIN/Common Code/ CUSIP	Indenture dated as of

€550,000,000	7.25% Notes due 2013	Valentia	ISIN: XS0178927389 (registered), XS0173826594 (144A) & XS0173825513 (Reg S). Common Code: 017892738 (registered), 017382659 (144A) & 017382551 (Reg S).	August 7, 2003

€285,000,000	8.25% Notes due 2013	eircom Funding	ISIN: XS0178927629 (registered), XS0173827642 (144A) & XS0173827139 (Reg S). Common Code: 017892762 (registered), 017382764 (144A) & 017382713 (Reg S).	August 7, 2003

$250,000,000	8.25% Notes due 2013	eircom Funding	ISIN: US28257PAC95 (registered),
US28257PAB13 (144A) & USG2951QAB61 (Reg S).
Common Code: 017952935 (registered), 017409344 (144A) & 017409379 (Reg S).
Cusip Numbers: 28257PAC9 (registered),
			28257PAB1 (144A) & G2951QAB6 (Reg S).	August 7, 2003

        CONSENTS DELIVERED PRIOR TO THE DATE OF THIS SUPPLEMENT TO THE CONSENT SOLICITATION STATEMENT DO NOT REMAIN VALID AND DO NOT ENTITLE HOLDERS TO RECEIVE A CONSENT FEE. HOLDERS WHO WISH TO CONSENT TO THE SOLICITATION MUST SUBMIT NEW CONSENTS IN ACCORDANCE WITH THE PROCEDURES SET OUT IN THE CONSENT SOLICITATION STATEMENT, THIS SUPPLEMENT AND THE AMENDED LETTER OF CONSENT ENCLOSED HEREWITH.

        Only Holders who have submitted, and not revoked, new Consents on or after the date of this Supplement and on or prior to the Expiration Date will receive the Consent Fee, subject to the further conditions set forth herein. Consents may be revoked by Holders at any time by notice sent to the Tabulation Agent at the address set out on the last page in accordance with the instructions and procedures set out herein, prior to the date on which the trustee under the relevant Indenture (the "Trustee") receives an officer's certificate from an officer of the relevant Issuer certifying that the Requisite Consents have been obtained (the "Majority Consent Date"), provided such notice of revocation is obtained prior to such date. Any notice of revocation received after the Majority Consent Date will not be effective, even if received prior to the Expiration Date.

        Except as described in this Supplement, the terms of the Solicitation remain unchanged. In the event of any inconsistency between the Solicitation Statement and this Supplement, this Supplement shall prevail.

        The record date for the Solicitation continues to be January 21, 2004.

        Deliveries of Consents should be made to the Tabulation Agent at the address or facsimile number set forth below:

THE BANK OF NEW YORK

By Facsimile Transmission:
+ 1 212 298 1915

Confirm by Telephone:
+ 1 212 815 5788

By Registered or Certified Mail or Hand or Overnight Delivery:
The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7E
New York, NY 10286
United States of America

Contact:
William Buckley

        In accordance with normal practice, the Trustee expresses no opinion on the merits of this Supplement to the Consent Solicitation Statement but has authorized it to be stated that it has no objection to this Supplement being submitted to the Holders for their consideration.

        THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON FEBRUARY 20, 2004, UNLESS EXTENDED BY THE ISSUERS (SUCH DATE AND TIME (AS IT MAY BE EXTENDED BY THE ISSUERS, FROM TIME TO TIME) SHALL BE REFERRED TO AS THE "EXPIRATION DATE"). REGARDLESS OF WHETHER THE REQUISITE CONSENTS HAVE BEEN RECEIVED BY 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 20, 2004, THE EXPIRATION DATE, THE ISSUERS MAY, IN THEIR SOLE DISCRETION, TERMINATE THE SOLICITATION OR EXTEND THE SOLICITATION FOR A SPECIFIED PERIOD OR ON A DAILY BASIS.

        The Solicitation Agents for the Solicitation (the "Solicitation Agents") are:

Citigroup                                                                                                                                   Goldman Sachs International

Supplement dated February 13, 2004 to Consent Solicitation Statement dated January 22, 2004

3

SUMMARY OF PROPOSED CHANGES

        Set forth below is a summary of the changes to the Proposed Amendments and the terms of the Solicitation:

  •
  Increased Consent Fees. In the event that (i) the conditions described in the Consent Solicitation Statement are satisfied or waived in respect of either the Senior Notes or the Senior Subordinated Notes, (ii) the relevant Supplemental Indenture becomes effective, and (iii) Valentia or any of its parents, including Holdings, completes a first Qualifying IPO, Valentia or eircom Funding, as the case may be, will be obligated to pay within 5 Business Days (as defined in the Indentures) after consummation of such first Qualifying IPO to each Holder of Notes subject to such Supplemental Indenture who delivered a valid Consent (not subsequently revoked) to the Tabulation Agent on or after the date of this Supplement, February 13, 2004, and on or prior to the Expiration Date, a one-time cash payment to each such Holder. The Consent Fee has been increased and will now equal €20 per €1,000 principal amount of Senior Notes held by a Holder with respect to which a valid Consent was delivered (and not revoked) on or after the date of this Supplement, February 13, 2004, and on or prior to the Expiration Date, $20 per $1,000 principal amount of $ Senior Subordinated Notes held by a Holder in respect of which a valid Consent was delivered (and not revoked) on or after the date of this Supplement, February 13, 2004, and on or prior to the Expiration Date and €20 per €1,000 principal amount of € Senior Subordinated Notes held by a Holder in respect of which a valid Consent was delivered (and not revoked) on or after the date of this Supplement, February 13, 2004, and on or prior to the Expiration Date. Although Holdings is considering an initial public offering, no decision has been made by the Board of Directors of Holdings. The timing of any such initial public offering will depend on market conditions and other factors. If a Qualifying IPO is not consummated, no Consent Fees will be paid. Prior to these changes, the Consent Fees would have been paid following the Expiration Date, regardless of whether or not a Qualifying IPO had been consummated, provided the conditions set forth in the Consent Solicitation Statement were satisfied.

  •
  The Proposed Amendments. The Proposed Amendments would have amended the Restricted Payments covenant set out in Section 4.4 of each of the Indentures to permit, as an additional Permitted Restricted Payment, at any time following the later of (x) receipt by Valentia, directly or indirectly, of an amount equal to at least 75% of the Net Cash Proceeds to the Company or any Parent of the first Listed Equity Offering (including any offering of ordinary shares that occurs concurrently therewith) which raises aggregate gross proceeds (prior to any deductions) of at least €150 million and (y) the initial refinancing on an unsecured basis (whether by amending or restating the existing documentation or otherwise) and/or repayment of all or substantially all of the aggregate principal amount of indebtedness for borrowed money under Valentia's Senior Secured Credit Agreement, payment by Valentia of, or loans, advances, dividends or distributions to any of its parent companies to pay, dividends on any ordinary shares or preference shares, in an amount, when aggregated with all other amounts paid pursuant to this paragraph, not to exceed (x) Consolidated EBITDA minus (y) the product of (1) 3.25 and (2) Consolidated Interest Expense (in each case as defined in the Indentures) for the period from the first day of the fiscal quarter commencing immediately prior to the completion of the first such Listed Equity Offering until the end of the most recent fiscal quarter ending immediately prior to the date of such payment for which consolidated financial statements of Valentia are available.

    The following changes are proposed to the Proposed Amendments:

    (i)
    the requirement to refinance on an unsecured basis and/or repay all or substantially all of the principal amount of indebtedness for borrowed money under Valentia's Senior

2

      Secured Credit Agreement prior to permitting the additional Permitted Restricted Payment referred to above will be revised such that an additional Permitted Restricted Payment may be made if at the time such Permitted Restricted Payment is proposed to be made the Senior Secured Credit Agreement has been repaid and/or refinanced on terms whereby, upon attainment of corporate ratings for Valentia or any of its parent companies of at least BBB– or better by Standard & Poor's and Baa3 or better by Moody's, substantially all of the principal amount of indebtedness outstanding under the Senior Secured Credit Agreement shall be on an unsecured basis (although, for the avoidance of doubt, any such refinancing could subsequently be refinanced on other terms, including on a secured basis, without limiting additional Permitted Restricted Payments);

    (ii)
    the requirement for Valentia to have directly or indirectly received at least 75% of the Net Cash Proceeds of the first Listed Equity Offering which raises aggregate gross proceeds of at least €150 million prior to permitting the additional Permitted Restricted Payment referred to above will be amended such that at least 85% of the Net Cash Proceeds of the first Qualifying IPO are required to be received directly or indirectly by Valentia and the relevant first Qualifying IPO will be one which raises aggregate gross proceeds for the relevant entity of at least €300 million;

    (iii)
    the (1) purpose and form of the additional Permitted Restricted Payment referred to above, namely payments by Valentia of, or loans, advances, dividends or distributions to any of its parent companies to pay, dividends, and (2) limitation referred to above based on (x) Consolidated EBITDA minus (y) the product of 3.25 and Consolidated Interest Expense, will each be revised such that any dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or restricted investment may be made up to a limit based on (x) Consolidated EBITDA minus (y) the aggregate of (1) Consolidated Interest Expense and (2) the product of €87.50 million and the number of completed fiscal quarters from and including the fiscal quarter in which the first Qualifying IPO is completed until the end of the fiscal quarter ending immediately prior to the proposed additional Permitted Restricted Payment;

    (iv)
    the tests currently set out in the Indentures, which allow credit for 50% of Consolidated Net Income and deduct 100% of the deficit in Consolidated Net Income for certain periods when calculating the amount of a Restricted Payment that may be made, will be revised such that, following the first Qualifying IPO, Consolidated Net Income (or deficit in Consolidated Net Income) for any period shall not be taken into account if, at the time of such Restricted Payment, the Senior Secured Credit Agreement has been repaid and/or refinanced on terms whereby upon attainment of corporate ratings for Valentia of at least BBB– or better by Standard & Poor's and Baa3 or better by Moody's, substantially all of the principal amount of indebtedness outstanding under the Senior Security Credit Agreement shall be on an unsecured basis; and

    (v)
    the exception from the Restricted Payments covenant currently set out in the Indentures which permits restricted payments in an aggregate amount not to exceed €75 million shall be revised such that no payment by Valentia of, or loans, advances, dividends or distributions to any of its parent companies to pay, dividends on any Ordinary Shares or Preference Shares may be made on the basis of that exception following the first Qualifying IPO.

    For more specific details see the proposed changes to the forms of Supplemental Indentures which form Exhibits A and B, respectively, hereto.

3

  •
  Expiration Date. The Expiration Date has been extended to 5:00 p.m., New York City time, on February 20, 2004, unless the Solicitation is extended by the Issuers, in which case the term "Expiration Date" will mean the latest date and time to which the Solicitation is extended. The Issuers may terminate the Solicitation for any reason or may extend the Solicitation for either the Senior Notes or the Senior Subordinated Notes or for both for a specified period or on a daily basis, regardless of whether the Requisite Consents have been obtained.

  •
  Revocation of Consents. Until the Majority Consent Date, a Consent by a Holder is a continuing Consent by such Holder and will bind every subsequent holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the Consent is not made on any Note. However, a Holder may revoke its Consents if the Tabulation Agent receives written notice of revocation before the Majority Consent Date. Any Holder who revokes a Consent prior to the Majority Consent Date will not receive a Consent Fee, unless such Consent is redelivered and received by the Tabulation Agent and accepted by the Issuers on or prior to the Expiration Date. A Holder may not revoke a Consent after the Majority Consent Date. See "The Solicitation—Revocation of Consents" in the Consent Solicitation Statement.

        Attached as Exhibits A and B to this Supplement are the proposed changes to the Forms of Supplemental Indentures for, respectively, the Senior Notes and the Senior Subordinated Notes. The changes made to the Supplemental Indentures contained in the Consent Solicitation Statement are indicated by (i) the symbol "[^]" in the case of deletions and (ii) underscore in the case of both additions and relocated text.

Standard & Poor's Rating Actions

        On February 9, 2004, Standard & Poor's Rating Services stated that it was keeping its "BBB-" long-term corporate credit rating on Valentia on Credit Watch with negative implications, where the rating had been placed on January 28, 2004 following the issuance of the Consent Solicitation Statement on January 22, 2004.

4

EXHIBIT A

€550,000,000 7.25% NOTES DUE 2013

PROPOSED CHANGES TO FORM OF SUPPLEMENTAL INDENTURE

        This Supplemental Indenture, dated as of            , 2004 (this "Supplemental Indenture"), among Valentia Telecommunications (the "Company"), eircom Limited ("eircom"), each other then existing Additional Note Guarantor under the Indenture referred to below, The Bank of New York, as Trustee under the Indenture referred to below, and the other parties thereto.

W I T N E S S E T H:

        WHEREAS, the Company, eircom, the Trustee and the other parties thereto have heretofore executed and delivered an Indenture, dated as of August 7, 2003 (the "Indenture"), providing for the issuance of an initial aggregate principal amount of €550,000,000 of 7.25% Senior Notes due 2013 of the Company, as well as Additional Notes and Exchange Notes;

        WHEREAS, pursuant to Section 9.2 of the Indenture, Section 15 of the Initial Global Notes and the Initial Definitive Notes and Section 14 of the Unrestricted Global Notes and Unrestricted Definitive Notes, the Company, eircom, any existing Note Guarantors and the Trustee are authorized to execute and deliver this Supplemental Indenture to amend the Indenture and the Notes, with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding;

        WHEREAS, each party hereto has duly authorized the execution and delivery of this Supplemental Indenture and has done all things necessary to make this Supplemental Indenture a valid agreement in accordance with its terms;

        NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, eircom, any Additional Note Guarantors, the Trustee and the other parties to the Indenture mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I
Definitions

        SECTION 1.1.    Defined Terms.    As used in this Supplemental Indenture, except as otherwise defined herein, terms defined in the Indenture are used herein as therein defined. The words "herein," "hereof" and "hereby" and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II
Amendments

        SECTION 2.1.    Modification of Definitions.    The following definitions shall be added in the appropriate alphabetical place in Section 1.1 of the Indenture:

          "Ordinary Shares" means ordinary shares of the Company or any Parent following a Qualifying IPO by such entity, whenever issued.

          "Preference Shares" means preference shares of the Company or any Parent following a Qualifying IPO by such entity, whenever issued.

          "Qualifying IPO" means an offering of Capital Stock of the Company or any Parent, which Capital Stock is, or is being, listed on the London Stock Exchange, the Irish Stock Exchange or any other exchange for trading in securities which is recognized under the Financial Services and Markets Act 2000 of England (including any offering of ordinary shares that occurs concurrently therewith) which raises aggregate gross proceeds for such entity (prior to any deductions) of at least €300 million.

        SECTION 2.2.    Modification of Section 4.4.    Section 4.4 of the Indenture shall be amended as follows:

          (a) by adding "(a)" immediately after the words "Limitation on Restricted Payments." and immediately before the word "The" at the beginning of Section 4.4;

          (b) by adding the following proviso immediately before the semicolon in Section 4.4(a)(C)(i):

            ", provided that, for the purposes of calculating the amount of any Restricted Payment that may be made following the first Qualifying IPO, Consolidated Net Income (or deficit in Consolidated Net Income) for any period shall not be taken into account if, at the time of the proposed Restricted Payment, the Senior Secured Credit Agreement has been repaid and/or refinanced on the terms set out in proviso (ii) of Section 4.4(c)(10)";

          (c) by deleting subclause (10) of Section 4.4(c) and replacing it with a new subclause (10) which shall provide as follows:

            "(10) at any time following receipt by the Company, directly or indirectly, of an amount equal to at least 85% of the Net Cash Proceeds to the Company or any Parent of the first Qualifying IPO, any dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment, in an amount, when aggregated with all other amounts paid pursuant to this paragraph (10), not to exceed (x) Consolidated EBITDA minus (y) the aggregate of (1) the product of €87.50 million and the number of fiscal quarters for which consolidated financial statements of the Company are available from and including the fiscal quarter in which the first such Qualifying IPO is completed until the fiscal quarter ending immediately prior to such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment, and (2) Consolidated Interest Expense, such Consolidated EBITDA and Consolidated Interest Expense to be for the period from the first day of the fiscal quarter in which the first Qualifying IPO is completed until the end of the most recent fiscal quarter ending immediately prior to the date of such dividend, distribution, purchase, redemption, repurchase, other acquisition, retirement or Restricted Investment for which consolidated financial statements of the Company are available, provided that (i) the amount of such dividends, distributions, purchases, redemptions, repurchases, defeasance, other acquisitions, retirements or Restricted Investments will be excluded in subsequent calculations of Restricted Payments, and (ii) no dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment may be made pursuant to this paragraph (10) if, at the time such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment is proposed to be made, the Senior Secured Credit Agreement has not been repaid and/or refinanced on terms whereby upon the attainment of a corporate rating for Valentia or any Parent of both (1) a rating of "Baa3" (or the equivalent) or higher from Moody's Investors Service, Inc. or its successors and assigns and (2) a rating of "BBB-" (or the equivalent) or higher from Standard and Poor's Ratings Services or its successors and assigns, substantially all of the aggregate principal amount of any Indebtedness for borrowed money outstanding under the Senior Secured Credit Agreement shall be on an unsecured basis;"; and

          (d) by inserting the following words immediately after the word "advances" and immediately before the closing bracket in the first line of subclause (11) of Section 4.4(c):

    "but excluding any payment by the Company of, or loans, advances, dividends or distributions to any Parent to pay, dividends on any Ordinary Shares or Preference Shares following the first Qualifying IPO".

        SECTION 2.3    Addition of new Section 4.17.     A new Section 4.17 of the Indenture shall be added at the end of Article IV which shall provide as follows:

  "SECTION 4.17 Certain Consent Fee Payments

        Not later than 5 Business Days after the completion of the first Qualifying IPO, the Company will pay to each Holder of Notes of record as of 5:00 p.m., New York City time, on January 21, 2004 who has delivered a valid, unrevoked consent pursuant to the consent solicitation statement dated January 22, 2004 (as supplemented by the supplement relating thereto dated February 13, 2004) a consent fee of €20.00 for each €1,000 in principal amount of Notes in respect of which a valid consent to such consent solicitation was delivered (and not properly revoked) on or prior to the Expiration Date (no interest to accrue on any such consent fee). For the purposes of this Section 4.17, "Expiration Date" means 5:00 p.m., New York City time, on [                ].*"

*
Insert date of final Expiration Date.

        SECTION 2.4.    Modification of Section 12.10.    Section 12.10 of the Indenture shall be amended by the addition of a new subclause (d), which provides as follows:

          "(d) For the purposes of determining whether Holders of the requisite principal amount of the Notes outstanding have voted in favor of or consented to a particular matter, or undertaken any other act related to this Indenture, the principal amount of Dollar Notes shall be deemed to be the Euro Equivalent of such principal amount of Dollar Notes as of (i) if a record date has been set in accordance with paragraph (b) of Section 9.4, the date of such record date or (ii) if no such record date has been set, the date the taking of such action by the Holders of such requisite principal amount is certified to the Trustee by the Company as provided in Section 12.2."

        SECTION 2.5.    Modification of the Notes.    Section 8 of the Initial Global Notes and Initial Definitive Notes and Section 7 of the Unrestricted Global Notes and Unrestricted Definitive Notes in each case in the forms exhibited to the Indentures and each such Note that is outstanding, shall be amended by the insertion of the following words immediately after the word "Offerings" and immediately before the world "at" in the fourth line of the third paragraph of such Sections:

  "(excluding the net cash proceeds raised by the first Qualifying IPO)"

ARTICLE III
Miscellaneous

        SECTION 3.1.    Parties.    Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

        SECTION 3.2.    Governing Law.    This Supplemental Indenture shall be governed by the laws of the State of New York.

        SECTION 3.3.    Severability Clause.    In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

        SECTION 3.4.    Ratification of Indenture; Supplemental Indentures Part of Indenture.    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

        SECTION 3.5.    Counterparts.    The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

        SECTION 3.6.    Headings.    The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

        SECTION 3.7.    Successors.    All covenants and agreements in this Supplemental Indenture by the parties hereto shall bind their successors and assigns, whether so expressed or not.

        SECTION 3.8.    Effect of Headings.    The Article and Section headings herein are for the convenience of reference only and shall not affect the construction hereof.

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

The Bank of New York, as Trustee
By:

Name:

Title:

VALENTIA TELECOMMUNICATIONS
Given under the Common Seal of Valentia Telecommunications:—
By:

Name:

Title:

By:

Name:

Title:

EIRCOM LIMITED
Given under the Common Seal of eircom Limited:—
By:

Name:

Title:

By:
Name:

Title:

EXHIBIT B

$250,000,000 8.25% NOTES DUE 2013
€285,000,000 8.25% NOTES DUE 2013

PROPOSED CHANGES TO FORM OF SUPPLEMENTAL INDENTURE

        This Supplemental Indenture, dated as of                        , 2004 (this "Supplemental Indenture"), among eircom Funding, Valentia Telecommunications (the "Company"), eircom Limited ("eircom"), Valentia Holdings Limited ("Holdings"), each other then existing Additional Note Guarantor under the Indenture referred to below, The Bank of New York, as Trustee under the Indenture referred to below, and the other parties thereto.

W I T N E S S E T H:

        WHEREAS, eircom Funding, the Company, eircom, Holdings, the Trustee and the other parties thereto have heretofore executed and delivered an Indenture, dated as of August 7, 2003 (the "Indenture"), providing for the issuance of an initial aggregate principal amount of €285,000,000 of 8.25% Senior Subordinated Notes due 2013 and $250,000,000 of 8.25% Senior Subordinated Notes due 2013 of eircom Funding (collectively, the "Notes"), as well as Additional Notes and Exchange Notes;

        WHEREAS, pursuant to Section 9.2 of the Indenture, Section 15 of the Initial Global Notes and the Initial Definitive Notes and Section 14 of the Unrestricted Global Notes and Unrestricted Definitive Notes, eircom Funding, the Company, eircom, Holdings, any existing Note Guarantors and the Trustee are authorized to execute and deliver this Supplemental Indenture to amend the Indenture and the Notes, with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding;

        WHEREAS, each party hereto has duly authorized the execution and delivery of this Supplemental Indenture and has done all things necessary to make this Supplemental Indenture a valid agreement in accordance with its terms;

        NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, eircom Funding, the Company, eircom, Holdings, any Additional Note Guarantors, the Trustee and the other parties to the Indenture mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I
Definitions

        SECTION 1.1.    Defined Terms.    As used in this Supplemental Indenture, except as otherwise defined herein, terms defined in the Indenture are used herein as therein defined. The words "herein," "hereof" and "hereby" and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II
Amendments

        SECTION 2.1.    Modification of Definitions.    The following definitions shall be added in the appropriate alphabetical place in Section 1.1 of the Indenture:

          "Ordinary Shares" means ordinary shares of the Company or any Parent following a Qualifying IPO by such entity, whenever issued.

          "Preference Shares" means preference shares of the Company or any Parent following a Qualifying IPO by such entity, whenever issued.

          "Qualifying IPO" means an offering of Capital Stock of the Company or any Parent, which Capital Stock is, or is being, listed on the London Stock Exchange, the Irish Stock Exchange or any other exchange for trading in securities which is recognized under the Financial Services and Markets Act 2000 of England (including any offering of ordinary shares that occurs concurrently therewith) which raises aggregate gross proceeds for such entity (prior to any deductions) of at least €300 million.

        SECTION 2.2.    Modification of Section 4.4.    Section 4.4 of the Indenture shall be amended as follows:

          (a) by adding the following proviso immediately before the semicolon in Section 4.4(a)(C)(i):

  ", provided that, for the purposes of calculating the amount of any Restricted Payment that may be made following the first Qualifying IPO, Consolidated Net Income (or deficit in Consolidated Net Income) for any period shall not be taken into account if, at the time of the proposed Restricted Payment, the Senior Secured Credit Agreement has been repaid and/or refinanced on the terms set out in proviso (ii) of Section 4.4(c)(10)";

          (b) by deleting subclause (10) of Section 4.4(c) and replacing it with a new subclause (10) which shall provide as follows:

          "(10) at any time following receipt by the Company, directly or indirectly, of an amount equal to at least 85% of the Net Cash Proceeds to the Company or any Parent of the first Qualifying IPO, any dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment, in an amount, when aggregated with all other amounts paid pursuant to this paragraph (10), not to exceed (x) Consolidated EBITDA minus (y) the aggregate of (1) the product of €87.50 million and the number of fiscal quarters for which consolidated financial statements of the Company are available from and including the fiscal quarter in which the first such Qualifying IPO is completed until the fiscal quarter ending immediately prior to such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment, and (2) Consolidated Interest Expense, such Consolidated EBITDA and Consolidated Interest Expense to be for the period from the first day of the fiscal quarter in which the first Qualifying IPO is completed until the end of the most recent fiscal quarter ending immediately prior to the date of such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment for which consolidated financial statements of the Company are available, provided that (i) the amount of such dividends, distributions, purchases, redemptions, repurchases, defeasances, other acquisitions, retirements or Restricted Investments will be excluded in subsequent calculations of Restricted Payments, and (ii) no dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment may be made pursuant to this paragraph (10) if, at the time such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment is proposed to be made, the Senior Secured Credit Agreement has not been repaid and/or refinanced on terms whereby upon the attainment of a corporate rating for Valentia or any Parent of both (1) a rating of "Baa3" (or the equivalent) or higher from Moody's Investors Service, Inc. or its successors and assigns and (2) a rating of "BBB-" (or the equivalent) or higher from Standard and Poor's Ratings Services or its successors and assigns, substantially all of the aggregate principal amount of any Indebtedness for borrowed money outstanding under the Senior Secured Credit Agreement shall be on an unsecured basis;"; and

        (c) by inserting the following words immediately after the word "advances" and immediately before the closing bracket in the first line of subclause (11) of Section 4.4(c):

        "but excluding any payment by the Company of, or loans, advances, dividends or distributions to any Parent to pay, dividends on any Ordinary Shares or Preference Shares following the first Qualifying IPO".

        SECTION 2.3. Addition of new Section 4.17. A new Section 4.17 of the Indenture shall be added at the end of Article IV which shall provide as follows:

        "SECTION 4.17 Certain Consent Fee Payments

        Not later than 5 Business Days after the completion of the first Qualifying IPO, the Company will pay to each Holder of Notes of record as of 5:00 p.m., New York City time on January 21, 2004 who has delivered a valid, unrevoked consent pursuant to the consent solicitation statement dated January 22, 2004 (as supplemented by the supplement relating thereto dated February 13, 2004) a consent fee of €20.00 for each €1,000 in principal amount of Euro Notes and $20.00 for each $1,000 in principal amount of Dollar Notes in each case in respect of which a valid consent to such consent solicitation was delivered (and not properly revoked) on or prior to the Expiration Date (no interest to accrue on any such consent fees). For the purposes of this Section 4.17, "Expiration Date" means 5:00 p.m., New York City time, on [                ].*"

*
Insert date of final Expiration Date.

        SECTION 2.4    Modification of Section 12.10.    Section 12.10 of the Indenture shall be amended by the addition of a new subclause (d), which provides as follows:

          "(d) For the purposes of determining whether Holders of the requisite principal amount of the Notes outstanding have voted in favor of or consented to a particular matter, or undertaken any other act related to this Indenture, the principal amount of Dollar Notes shall be deemed to be the Euro Equivalent of such principal amount of Dollar Notes as of (i) if a record date has been set in accordance with paragraph (b) of Section 9.4, the date of such record date or (ii) if no such record date has been set, the date the taking of such action by the Holders of such requisite principal amount is certified to the Trustee by the Company as provided in Section 12.2."

        SECTION 2.5    Modification of the Notes.    Section 8 of the Initial Global Notes and Initial Definitive Notes and Section 7 of the Unrestricted Global Notes and Unrestricted Definitive Notes in each case in the forms exhibited to the Indentures and each such Note that is outstanding, shall be amended by the insertion of the following words immediately after the word "Offerings" and immediately before the word "at" in the fourth line of the third paragraph of such Sections:

          "(excluding the net cash proceeds raised by the first Qualifying IPO)".

ARTICLE III
Miscellaneous

        SECTION 3.1.    Parties.    Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

        SECTION 3.2.    Governing Law.    This Supplemental Indenture shall be governed by the laws of the State of New York.

        SECTION 3.3.    Severability Clause.    In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

        SECTION 3.4.    Ratification of Indenture; Supplemental Indentures Part of Indenture.    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

        SECTION 3.5.    Counterparts.    The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

        SECTION 3.6.    Headings.    The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

        SECTION 3.7.    Successors.    All covenants and agreements in this Supplemental Indenture by the parties hereto shall bind their successors and assigns, whether so expressed or not.

        SECTION 3.8.    Effect of Headings.    The Article and Section headings herein are for the convenience of reference only and shall not affect the construction hereof.

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

The Bank of New York, as Trustee
By:

Name:

Title:

EIRCOMFUNDING
Given under the Common Seal of eircom Funding:—
By:

Name:

Title:

By:

Name:

Title:

VALENTIA TELECOMMUNICATIONS
Given under the Common Seal of Valentia Telecommunications:—
By:

Name:

Title:

By:

Name:

Title:

EIRCOM LIMITED
Given under the Common Seal of eircom Limited:—
By:

Name:

Title:

By:
Name:

Title:

VALENTIA HOLDINGS LIMITED
By:

Name:

Title:

        In order to Consent, a Holder should (i) in the case of the Notes held through the DTC, deliver one or more properly completed Letters of Consent signed by or on behalf of such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Tabulation Agent at its address or facsimile number set forth below, or (ii) in the case of the Notes held through Euroclear or Clearstream, transmit a Consent in accordance with Euroclear's and/or Clearstream's customary procedures in accordance with the instructions set forth herein and in the Letter of Consent. Any questions or requests for assistance or for additional copies of the Consent Solicitation Statement, this Supplement or related documents may be directed to the Solicitation Agents at one of their telephone numbers set forth below or such Holder's broker, dealer, commercial bank, trust company or other nominee.

        The Solicitation Agents for the Solicitation are:

GOLDMAN SACHS INTERNATIONAL Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom Attn: Credit Capital Markets Telephone: +44 (0)20 7774 9054	CITIGROUP Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB United Kingdom Attn: Liability Management Group Telephone: +44 (0)20 7986 8969
Goldman, Sachs & Co. 85 Broad Street New York, NY 10004 United States of America Attn: Credit Liability Management Toll Free: +1 800 828 3182	Citigroup Global Markets Inc. 390 Greenwich Street New York, NY 10013 United States of America Attn: Liability Management Group Telephone: +1 212 723 6106 (collect) Toll Free: +1 800 558 3745

The Tabulation Agent for the Solicitation is:

THE BANK OF NEW YORK
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7E
New York, NY 10286
United States of America
Telephone: +1 212 815 5788
Facsimile: +1 212 298 1915
Attn: William Buckley